Eaton Vance Management Two International Place Boston, MA 02110 (617) 482-8260 www.eatonvance.com

July 22, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Office of Filings, Information & Consumer Services

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-
(1)(B)(i)(ii), (iii) and (iv) under the Investment Company Act of 1940 is:

(i)

Rider No. 1 to the joint fidelity bond originally filed with the Securities and Exchange Commission on October 22, 2009 (Accession No. 0000940394-09-000799) which has been updated to reflect any Fund name changes and the addition of new Funds.

(ii)	A copy of Rider No. 16 to the joint fidelity bond to increase the Limit of Liability.
(iii)	A certified copy of the resolutions of a majority of the Trustees who are not interested persons of the Trusts listed on Schedule A approving the bond increase.
(iv)

A statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2009 to September 1, 2010.

(v)	A statement as to the period for which premiums have been paid.
(vi)	A copy of the agreement between the investment company and each of the named insured entered into pursuant to paragraph (f) to Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617)672-8106 or fax (617)672-1106.

Sincerely,

Paul M. O’Neil
Vice President

Securities and Exchange Commission
July 22, 2010

Schedule A

Eaton Vance Growth Trust, a series fund consisting of:

o	Eaton Vance Asian Small Companies Fund
o	Eaton Vance Atlanta Capital Focused Growth Fund
o	Eaton Vance Atlanta Capital SMID Cap Fund
o	Eaton Vance Global Growth Fund
o	Eaton Vance Greater China Growth Fund
o	Eaton Vance Multi Cap Growth Fund
o	Eaton Vance Worldwide Health Sciences Fund

Eaton Vance Investment Trust, a series fund consisting of:

o	AMT Free Limited Maturity Municipal Income Fund
o	Eaton Vance California Limited Maturity Municipal Income Fund
o	Eaton Vance Massachusetts Limited Maturity Municipal Income Fund
o	Eaton Vance National Limited Maturity Municipal Income Fund
o	Eaton Vance New Jersey Limited Maturity Municipal Income Fund
o	Eaton Vance New York Limited Maturity Municipal Income Fund
o	Eaton Vance Pennsylvania Limited Maturity Municipal Income Fund

Eaton Vance Municipals Trust, a series fund consisting of:

o	Eaton Vance Alabama Municipal Income Fund
o	Eaton Vance Arizona Municipal Income Fund
o	Eaton Vance Arkansas Municipal Income Fund
o	Eaton Vance California Municipal Income Fund
o	Eaton Vance Colorado Municipal Income Fund
o	Eaton Vance Connecticut Municipal Income Fund
o	Eaton Vance Georgia Municipal Income Fund
o	Eaton Vance Kentucky Municipal Income Fund
o	Eaton Vance Louisiana Municipal Income Fund
o	Eaton Vance Maryland Municipal Income Fund
o	Eaton Vance Massachusetts Municipal Income Fund
o	Eaton Vance Michigan Municipal Income Fund
o	Eaton Vance Minnesota Municipal Income Fund
o	Eaton Vance Missouri Municipal Income Fund
o	Eaton Vance National Municipal Income Fund
o	Eaton Vance New Jersey Municipal Income Fund
o	Eaton Vance New York Municipal Income Fund
o	Eaton Vance North Carolina Municipal Income Fund
o	Eaton Vance Ohio Municipal Income Fund
o	Eaton Vance Oregon Municipal Income Fund
o	Eaton Vance Pennsylvania Municipal Income Fund
o	Eaton Vance Rhode Island Municipal Income Fund
o	Eaton Vance South Carolina Municipal Income Fund

Securities and Exchange Commission
July 22, 2010

o	Eaton Vance Tennessee Municipal Income Fund
o	Eaton Vance Virginia Municipal Income Fund

Eaton Vance Municipals Trust II, a series fund consisting of:

o	Eaton Vance Insured Municipal Income Fund
o	Eaton Vance High Yield Municipal Income Fund
o	Eaton Vance Kansas Municipal Income Fund
o	Eaton Vance Tax Advantaged Bond Strategies Short Term Fund
o	Eaton Vance Tax Advantaged Bond Strategies Intermediate Term Fund
o	Eaton Vance Tax Advantaged Bond Strategies Long Term Fund

Eaton Vance Mutual Funds Trust, a series fund consisting of:

o	Eaton Vance AMT Free Municipal Income Fund
o	Build America Bond Fund
o	Eaton Vance Emerging Markets Local Income Fund
o	Eaton Vance Floating Rate Fund
o	Eaton Vance Floating Rate Advantage Fund
o	Eaton Vance Floating Rate & High Income Fund
o	Eaton Vance Global Dividend Income Fund
o	Eaton Vance Global Macro Absolute Return Fund
o	Eaton Vance Government Obligations Fund
o	Eaton Vance High Income Opportunities Fund
o	Eaton Vance International Equity Fund
o	Eaton Vance International Income Fund
o	Eaton Vance Large Cap Core Research Fund
o	Eaton Vance Low Duration Fund
o	Eaton Vance Multi Strategy Absolute Return Fund
o	Eaton Vance Strategic Income Fund
o	Eaton Vance Structured Emerging Markets Fund
o	Eaton Vance Structured International Equity Fund
o	Eaton Vance Tax Free Reserves
o	Eaton Vance Tax Managed Equity Asset Allocation Fund
o	Eaton Vance Tax Managed Global Dividend Income Fund
o	Eaton Vance Tax Managed Growth Fund 1.1
o	Eaton Vance Tax Managed Growth Fund 1.2
o	Eaton Vance Tax Managed International Equity Fund
o	Eaton Vance Tax Managed Mid Cap Core Fund
o	Eaton Vance Tax Managed Multi Cap Growth Fund
o	Eaton Vance Tax Managed Small Cap Fund
o	Eaton Vance Tax Managed Small Cap Value Fund
o	Eaton Vance Tax Managed Value Fund
o	Eaton Vance U.S. Government Money Market Fund

Securities and Exchange Commission
July 22, 2010

Eaton Vance Series Trust, a series fund consisting of:

o	Eaton Vance Tax Managed Growth Fund 1.0

Eaton Vance Series Trust II, a series fund consisting of:

o	Eaton Vance Income Fund of Boston
o	Eaton Vance Tax Managed Emerging Markets Fund

Eaton Vance Special Investment Trust, a series fund consisting of:

o	Eaton Vance Balanced Fund
o	Eaton Vance Commodity Strategy Fund
o	Eaton Vance Dividend Builder Fund
o	Eaton Vance Emerging Markets Fund
o	Eaton Vance Enhanced Equity Option Income Fund
o	Eaton Vance Equity Asset Allocation Fund
o	Eaton Vance Greater India Fund
o	Eaton Vance Investment Grade Income Fund
o	Eaton Vance Large Cap Growth Fund
o	Eaton Vance Large Cap Value Fund
o	Eaton Vance Real Estate Fund
o	Eaton Vance Risk Managed Equity Option Income Fund
o	Eaton Vance Short Term Real Return Fund
o	Eaton Vance Small Cap Fund
o	Eaton Vance Small Cap Value Fund
o	Eaton Vance Special Equities Fund

Eaton Vance Variable Trust, a series fund consisting of:
o	Eaton Vance VT Floating Rate Income Fund
o	Eaton Vance VT Large Cap Value Fund
o	Eaton Vance VT Worldwide Health Sciences Fund

Eaton Vance California Municipal Bond Fund
Eaton Vance California Municipal Bond Fund II
Eaton Vance California Municipal Income Trust
Eaton Vance Enhanced Equity Income Fund
Eaton Vance Enhanced Equity Income Fund II
Eaton Vance Floating Rate Income Trust
Eaton Vance Limited Duration Income Fund
Eaton Vance Massachusetts Municipal Bond Fund
Eaton Vance Massachusetts Municipal Income Trust
Eaton Vance Michigan Municipal Bond Fund
Eaton Vance Michigan Municipal Income Trust
Eaton Vance Municipal Bond Fund
Eaton Vance Municipal Bond Fund II
Eaton Vance Municipal Income Trust

Securities and Exchange Commission
July 22, 2010

Eaton Vance National Municipal Opportunities Trust
Eaton Vance New Jersey Municipal Bond Fund
Eaton Vance New Jersey Municipal Income Trust
Eaton Vance New York Municipal Bond Fund
Eaton Vance New York Municipal Bond Fund II
Eaton Vance New York Municipal Income Trust
Eaton Vance Ohio Municipal Bond Fund
Eaton Vance Ohio Municipal Income Trust
Eaton Vance Pennsylvania Municipal Bond Fund
Eaton Vance Pennsylvania Municipal Income Trust
Eaton Vance Risk Managed Diversified Equity Income Fund
Eaton Vance Senior Floating Rate Trust
Eaton Vance Senior Income Trust
Eaton Vance Short Duration Diversified Income Fund
Eaton Vance Tax Advantaged Dividend Income Fund
Eaton Vance Tax Advantaged Global Dividend Income Fund
Eaton Vance Tax Advantaged Global Dividend Opportunities Fund
Eaton Vance Tax Managed Buy Write Income Fund
Eaton Vance Tax Managed Buy Write Opportunities Fund
Eaton Vance Tax Managed Diversified Equity Income Fund
Eaton Vance Tax Managed Global Buy Write Opportunities Fund
Eaton Vance Tax Managed Global Diversified Equity Income Fund
Eaton Vance Tax Advantage Bond and Option Strategies Fund